December 9, 2024

Edward Kovalik
Chief Executive Officer
Prairie Operating Co.
55 Waugh Drive, Suite 400
Houston, TX 77007

       Re: Prairie Operating Co.
           Amendment No. 1 to Registration Statement on Form S-3
           Filed November 22, 2024
           File No. 333-282730
Dear Edward Kovalik:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 14, 2024 letter.

Amendment No. 1 to Form S-3 filed November 22, 2024
Documents Incorporated by Reference, page 1

1. We refer you to exhibits 99.5 and 99.7 to the Form 8-K filed on October 4, 2024.
       Please update to provide the unaudited interim financial statements for Nickel Road
       Operating LLC and the unaudited pro forma condensed combined financial information for Prairie Operating Co. and Nickel Road Operating LLC as
of and for
       the nine months ended September 30, 2024. Please ensure that the terms of the NRO agreement that were amended on August 15, 2024 are reflected in your pro forma adjustments.
 December 9, 2024
Page 2
General

2. We note your response to prior comment 6 and re-issue it in part. Please revise the cover page for the resale prospectus registering the offer and sale of up to 4,198,343 shares of common stock by YA II PN, LTD., to clarify that you are registering (i) up to 100,000 shares of common stock issued to YA as a commitment fee and
(ii) up to
       4,098,343 shares of common stock (a) issuable pursuant to or in connection with the
       Standby Equity Purchase Agreement, dated September 30, 2024, between the Company and YA, subject to the satisfaction of the conditions set forth therein, and
       (b) issuable upon the conversion of the convertible promissory note issued on
       September 30, 2024 in the original principal amount of $15.0 million.
3. We note your response to prior comment 7 and disclosure that the warrants "will be exercisable at any time until September 30, 2029, at an exercise price of $8.89, as may be adjusted pursuant to the terms of such warrants, in accordance with the terms of a subordinated promissory note." Please revise your Description of Securities to include the material terms of the warrants, including the provisions for changes to or adjustments in the exercise price and minimum price. Refer to Item 202(c) of
       Regulation S-K. In addition, please file the warrant as an exhibit to your registration statement. In this regard, we note that the Form of Warrant has been omitted from the
       Subordinated Note filed as Exhibit 10.5.

        Please contact Brian McAllister at 202-551-3341 or Craig Arakawa at 202-551-3650
if you have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar at 202-551-3844 or Karina Dorin at 202-551-3763
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   Ramey Layne